# SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

## FORM 6-K

### REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2002



**TESMA INTERNATIONAL INC.**

1000 Tesma Way, Concord, Ontario L4K 5R8

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.



Form 20-F ___ Form 40-F XX

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No XX

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.]

### SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.



TESMA INTERNATIONAL INC. (Registrant)

By: \s\Stefan T. Proniuk
Stefan T. Proniuk
Vice-President, Secretary and General Counsel

Date: March 6, 2002

## EXHIBITS

| | |
|---|---|
| Exhibit 1 | The Fiscal 2002 Second Quarter Press Release of the Registrant, including its consolidated financial statements for the six and three month periods ended January 31, 2002. |

# PRESS RELEASE

## TESMA INTERNATIONAL INC.
## Tesma Announces Fiscal 2002 Six Month and Second Quarter Results

March 6, 2002, Concord, Ontario, Canada...**Tesma International Inc.** (TSE:TSM.A; NASDAQ:TSMA) a global supplier of highly-engineered engine, transmission and fueling systems and modules for the automotive industry, today reported results, for the six and three month periods ended January 31, 2002.

| | Six Months Ended January 31 | | Three Months Ended January 31 | |
|---|---|---|---|---|
| | *(Canadian dollars in millions, except per share figures)* | | | |
| | 2002 | 2001 | 2002 | 2001 |
| Sales | $634.6 | $584.4 | $317.7 | $282.3 |
| Income before income taxes | $ 56.4 | $ 64.1 | $ 23.6 | $ 27.8 |
| Net income | $ 36.5 | $ 40.6 | $ 14.4 | $ 17.8 |
| Operating cash flow | $ 66.7 | $ 66.6 | $ 31.3 | $ 31.1 |
| Basic earnings per share | $ 1.25 | $ 1.39 | $ 0.50 | $ 0.61 |
| Diluted earnings per share | $ 1.23 | $ 1.37 | $ 0.49 | $ 0.60 |
| Weighted average number of shares outstanding on a diluted basis (in millions) | 29.6 | 29.5 | 29.7 | 29.5 |

**Consolidated Results**

Sales for the six month period increased 9% to $634.6 million, despite 6% declines in both North American and European vehicle production volumes. This sales increase is a result of increases in North American and European content per vehicle to $53.97 and €14.37, respectively, additional sales from new production launches over the past twelve months, sales generated on higher OEM production volumes on some of our new and key engine and transmission programs and continued growth in export sales.

For the quarter, sales were up 13% to $317.7 million, boosted by a modest increase in North American vehicle production volumes of 2% to 3.8 million units, versus 3.7 million units in the prior year which was the lowest quarterly level (non-strike affected) since the fourth quarter of Tesma's 1997 fiscal year. All of the increased production volumes occurred in January which was up approximately 7% versus a very weak month in the prior year, while November and December production volumes were actually down approximately 2% versus a year ago. As a consequence, Tesma's results in the first two months of the quarter were weak and the majority of its production sales growth and a return to more acceptable levels of returns occurred in January 2002.

Income before income taxes for the six month period decreased to $56.4 million from $64.1 million in the comparable period in fiscal 2001. The additional margin and higher content per vehicle resulting from increased volumes on some existing and newly-launched production programs and improved operating efficiencies were offset by the year-to-date 6% reduction in both North American and European vehicle production volumes, increased interest expense, higher operating costs at certain facilities which are in the midst of, or preparing for, the launch of significant new programs and continued investments in engineering, research and development and capital. Further impacting income before income taxes were $1.1 million in transaction costs associated with the abandoned merger between Tesma and Magna Steyr, $1.3 million of cost reimbursements to Magna for specific services provided during calendar 2001 and $1.6 million in severance costs. Net income for the six months decreased to $36.5 million from $40.6 million for the comparable period in fiscal 2001.

For the quarter, income before income taxes declined 15% to $23.6 million from $27.8 million, largely as a result of the Magna Steyr transaction costs, the specific charge reimbursement and severance costs. Net income for the quarter declined to $14.4 million from $17.8 million a year ago.

Tesma's diluted earnings per share for the six month period was $1.23, down from $1.37 in the previous year. For the second quarter, diluted earnings per share was $0.49 versus $0.60 a year ago. The impact of the Magna Steyr transaction costs was $0.04 per share on a diluted basis.

**North American Operations**

Tesma operates 15 manufacturing facilities in North America (13 in Canada and 2 in the U.S.) with 3,400 employees. For the first six months of fiscal 2002, the Company's North American operations reported sales of $506.3 million, an increase of 9% over the same period in 2001 and for the quarter, sales were $254.4 million, up 17% from $218.2 million in the prior year. This improvement reflects the increased volumes of the new Vortec 4200 engine used in the GM SUV family, as well as increased volumes of the GM Line 6 and L850 engine programs and Ford's Modular V8 engine program. In addition, the sales increase reflects the continued ramp up of the Allison LCT transmission program, various water management programs, the new GM 1/2 accumulator cover business and increased volumes on certain tensioner and alternator decoupler programs. Income before income taxes for the first six months decreased by 4% to $51.1 million, compared to $53.2 million a year ago. For the quarter, income before taxes decreased only 2% from $22.1 million to $21.6 million. The year-to-date decrease in income before income taxes is primarily attributable to these costs and the 6% decrease in North American vehicle production volumes. Further contributing to the decrease were new program launch costs, customer pricing concessions and higher interest expense, partially offset by improved operating efficiencies at some facilities.

**European Operations**

Tesma's 5 European operations, located in Germany and Austria, employ 1,080 employees. For the first six months of fiscal 2002, sales from these operations increased by 12% to $115.5 million compared to the same period last year, despite a 6% year-over-year decline in vehicle production. For the quarter, sales increased 6% from $53.7 million in the prior year to $57.1 million. The year-to-date increase reflects growth in our European fuel divisions. A significant portion of this growth was engineering and tooling sales for upcoming fuel tank production program launches for the VW Group and Volvo. The remaining growth was related to additional new launches of engine and drivetrain programs, fuel components and assemblies and a strengthening of the Euro relative to the Canadian dollar which caused translated sales to increase by approximately $6.2 million versus the comparable period a year ago. Income before income taxes declined by 39% to $5.4 million due mainly to significant increases in operating and development costs incurred to support the upcoming launches of new fuel tank and filler pipe programs, continued losses at our die cast facility in Germany and the impact of the 6% year-to-date decline in European production volumes at certain divisions. For the quarter, income before taxes decreased 60% from $4.7 million a year ago to $1.9 million this year.

## Asian Operations

Tesma's 2 Asian manufacturing facilities in South Korea employ 180 people. Sales for the first half of fiscal 2002 decreased 18% from $24.0 million to $19.6 million and for the quarter, sales were down 20% from $12.7 million a year ago to $10.1 million this year. These decreases are due primarily to lower volumes on shipments of the Focus transmission oil pump to Ford in the U.S. and a weakening of the Korean Won relative to the Canadian dollar, which were only partially offset by the launch and ramp up of new products for GM and VW. As a result of the drop in sales, combined with higher research and development costs on several new programs and an increase in marketing costs, income before income taxes for this segment (which includes our engineering and marketing offices in Brazil, Japan and Korea) decreased from $2.0 million a year ago to a loss of $0.1 million this year and for the quarter, decreased to $0.1 million of income before income taxes compared to $1.0 million last year.

## Cash Flow

Cash provided from operations, excluding changes in non-cash working capital, increased slightly by $0.1 million to $66.7 million for the first six months of fiscal 2002 and for the quarter increased slightly by $0.2 million to $31.3 million. A lower amount of cash invested in non-cash working capital helped double cash provided by operating activities to $39.0 million for the first six months this year compared to $19.5 million for the same period a year ago. For the quarter, cash provided by operating activities was $21.4 million versus $30.4 million in the same period a year ago. Investment activities for the first six months included $77.0 million for capital and other asset additions (net of disposals), up from $45.7 million for the same period a year ago. The increase was due mainly to new equipment for upcoming program launches and $20 million spent for plant and buildings, including a new manufacturing facility in our Transmission Technologies Group, expansions of two manufacturing facilities in our Engine Technologies Group and the new corporate offices. As a result, cash balances net of bank indebtedness at the end of the second quarter were $2.8 million, a decline of $48.1 million since July 31, 2001.

## Dividends

The Tesma Board of Directors today declared a dividend in respect of the second quarter of fiscal 2002 of $0.16 per share on the Class A Subordinate Voting and Class B shares payable on April 15, 2002 to shareholders of record on March 28, 2002.

## Outlook

During the most recent quarter, North American OEMs increased production by an average of 2% over the prior year which reflects a dramatic difference from the 10% to 17% production cutbacks that we had experienced in the previous four quarters. However, much of this production increase was fueled by aggressive incentive campaigns implemented by the "Big Three" which have increased their market share and reduced inventory levels versus a year ago. While this presents a positive situation in the short term, it may have pulled forward production from the next few quarters. We expect that North American production volumes will be flat to slightly lower for the next two quarters. In Europe, volumes softened significantly during the latest quarter and we believe that it would not be unreasonable to expect double digit declines in European production volumes over the next few quarters. It is expected that this will result in an overall growth rate in Tesma's sales of approximately 5% to 7% for fiscal 2002.

"Our second quarter results reflect items which have impacted negatively on our bottom line and earnings per share. However, the fundamentals of our business continue to be strong," stated Manfred Gingl, Tesma's President and CEO. "Our strong financial position allows us to develop and launch new business during a period of economic uncertainty and significant industry production cutbacks, while maintaining full service support for our customers. We continue to invest heavily in two areas which we consider to be our competitive strengths – technology and people. It is these strengths that will continue to propel Tesma forward."

Tesma employs over 4,600 employees in North America, Europe and Asia in 22 manufacturing facilities and two research centres.

Tesma will hold a conference call to discuss its second quarter fiscal 2002 results on Thursday, March 7, 2002 at 9:00 a.m. EST. The numbers for this call are 416-641-6685 (local/overseas) or 1-888-617-7832 (North America), with call-in required 10 minutes prior to the start of the conference call. The conference call will be chaired by Anthony Dobranowski, Tesma's Executive Vice President and Chief Financial Officer. A taped replay of the conference call will also be made available until 12:00 midnight on March 21, 2002. The numbers for the replay are 416-626-4100, reference number 20270038 (local/overseas) or 1-800-558-5253, reference number 20276674 (North America). The conference call can also be accessed by webcast at www.newswire.ca/webcast and will be available for a 30 day period.

This press release may contain "forward-looking statements" within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions, uncertainties and other factors which may cause actual results or anticipated events to differ materially from those expressed or implied herein. These factors include, but are not limited to: Tesma's operating and/or financial performance; changes in the various economies in which Tesma operates; Tesma's relationship with Magna; fluctuations in interest rates; environmental emission and safety regulations; fuel prices; the extent of OEM outsourcing; industry cyclicality (including reductions or increases in production volumes); trade and labour disruptions; customer pricing pressures, price concessions and cost absorptions; warranty, recall and product liability claims; delays in program launches; Tesma's dependence on certain engine and transmission programs; Tesma's relationships with and dependence on certain customers; currency exposure; technological developments by Tesma's competitors; governmental, environmental and regulatory policies; changes in the competitive environment in which Tesma operates; and other factors as set out in Tesma's Form 40-F for its fiscal year ended July 31, 2001 and subsequent SEC filings. Tesma disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events, results, circumstances or otherwise.

For further information please contact: Anthony E. Dobranowski at (905) 417-2155. Alternatively, forward e-mail requests to tony.dobranowski@tesma.com or visit Tesma's website @ www.tesma.com.

**TESMA INTERNATIONAL INC.**
**CONSOLIDATED BALANCE SHEETS**
**(Canadian dollars in thousands)**

| | As at January 31, 2002 (unaudited) | As at July 31, 2001 (audited) |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 35,247 | $ 95,703 |
| Accounts receivable (Note 6) | 188,419 | 172,803 |
| Inventories | 96,912 | 93,735 |
| Future tax assets | 9,720 | 9,570 |
| Prepaid expenses and other | 14,583 | 11,091 |
| | 344,881 | 382,902 |
| Capital assets | 403,915 | 349,008 |
| Goodwill (Note 2(a)) | 21,218 | 19,231 |
| Other assets | 7,167 | 7,199 |
| | $777,181 | $758,340 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Bank indebtedness | $ 32,398 | $ 44,706 |
| Accounts payable | 92,645 | 86,581 |
| Accrued salaries and wages | 30,065 | 35,868 |
| Other accrued liabilities | 37,507 | 30,178 |
| Income taxes payable | 3,166 | 11,019 |
| Long-term debt due within one year | 4,263 | 4,342 |
| | 200,044 | 212,694 |
| Long-term debt | 75,549 | 77,221 |
| Future tax liabilities | 36,096 | 34,200 |
| **SHAREHOLDERS' EQUITY** | | |
| Class A Subordinate Voting Shares (Note 5) (authorized: unlimited, issued: 15,173,379; July 31, 2001 – 15,042,379) | 189,032 | 187,643 |
| Class B Shares (Note 5) (authorized: unlimited, issued: 14,223,900; July 31, 2001 – 14,223,900) | 2,583 | 2,583 |
| Retained earnings | 279,532 | 252,435 |
| Currency translation adjustment | (5,655) | (8,436) |
| | 465,492 | 434,225 |
| | $777,181 | $758,340 |

**TESMA INTERNATIONAL INC.**
**CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS**
**(Canadian dollars in thousands, except share and per share figures)**
**(Unaudited)**

| | THREE MONTHS ENDED January 31 | | SIX MONTHS ENDED January 31 | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| | | [restated, see Note 2(c)] | | [restated, see Note 2(c)] |
| Sales | $317,727 | $282,292 | $634,634 | $584,399 |
| Cost of goods sold | 250,921 | 219,329 | 497,966 | 448,700 |
| Depreciation and amortization (Note 2 (a)) | 14,835 | 12,986 | 28,540 | 25,181 |
| Selling, general and administrative (Note 6) | 22,247 | 18,296 | 40,942 | 38,969 |
| Interest, net | 1,056 | 533 | 1,731 | 367 |
| Affiliation fees and other charges | 5,106 | 3,392 | 9,043 | 7,110 |
| Income before income taxes | 23,562 | 27,756 | 56,412 | 64,072 |
| Income taxes | 9,132 | 9,956 | 19,944 | 23,511 |
| Net income for the period attributable to Class A Subordinate Voting Shares and Class B Shares | 14,430 | 17,800 | 36,468 | 40,561 |
| Retained earnings, beginning of period | 269,790 | 200,698 | 252,435 | 186,554 |
| Dividends on Class A Subordinate Voting Shares and Class B Shares | (4,688) | (4,673) | (9,371) | (9,345) |
| Cumulative adjustment for change in accounting policy (Note 2 (b)) | - | - | - | (3,945) |
| Surrender of stock options | - | (417) | - | (417) |
| Retained earnings, end of period | $279,532 | $213,408 | $279,532 | $213,408 |
| Earnings per Class A Subordinate Voting Share or Class B Share (Note 2 (c)) | | | | |
| Basic | $0.50 | $0.61 | $1.25 | $1.39 |
| Diluted | $0.49 | $0.60 | $1.23 | $1.37 |
| Average number of Class A Subordinate Voting Shares and Class B Shares outstanding (in millions) (Note 2 (c)) | | | | |
| Basic | 29.3 | 29.2 | 29.3 | 29.2 |
| Diluted | 29.7 | 29.5 | 29.6 | 29.5 |

**TESMA INTERNATIONAL INC.**
**CONSOLIDATED STATEMENTS OF CASH FLOW**
**(Canadian dollars in thousands)**
**(Unaudited)**

| | THREE MONTHS ENDED January 31 | | SIX MONTHS ENDED January 31 | |
|---|---|---|---|---|
| | **2002** | **2001** | **2002** | **2001** |
| **CASH PROVIDED FROM (USED FOR):** | | | | |
| **OPERATING ACTIVITIES** | | | | |
| Net income | $ 14,430 | $ 17,800 | $ 36,468 | $ 40,561 |
| Items not involving current cash flows | 16,875 | 13,331 | 30,195 | 26,038 |
| | 31,305 | 31,131 | 66,663 | 66,599 |
| Changes in non-cash working capital | (9,875) | (709) | (27,687) | (47,116) |
| | 21,430 | 30,422 | 38,976 | 19,483 |
| **INVESTING ACTIVITIES** | | | | |
| Capital asset additions | (35,922) | (28,723) | (76,718) | (45,681) |
| Increased investment in subsidiaries | (801) | (128) | (801) | (928) |
| Decrease (increase) in other assets | (1,004) | 62 | (1,052) | (10) |
| Proceeds from disposition of capital and other assets | 499 | 51 | 754 | 133 |
| Cash and cash equivalents acquired on additional investment in subsidiary (Note 3) | 599 | - | 599 | - |
| | (36,629) | (28,738) | (77,218) | (46,486) |
| **FINANCING ACTIVITIES** | | | | |
| Increase (decrease) in bank indebtedness | 11,130 | 1,155 | (12,667) | 2,458 |
| Dividends on Class A Subordinate Voting Shares and Class B Shares | (4,687) | (4,672) | (9,370) | (9,344) |
| Issues of long-term debt | - | - | 124 | - |
| Repayments of long-term debt | (1,808) | (2,410) | (2,747) | (4,345) |
| Issuance of Class A Subordinate Voting Shares | 1,389 | 171 | 1,389 | 996 |
| Surrender of stock options | - | (417) | - | (417) |
| | 6,024 | (6,173) | (23,271) | (10,652) |
| Effect of exchange rate changes on cash and cash equivalents | (295) | 638 | 1,057 | 583 |
| Net decrease in cash and cash equivalents during the period | (9,470) | (3,851) | (60,456) | (37,072) |
| Cash and cash equivalents, beginning of period | 44,717 | 109,883 | 95,703 | 143,104 |
| Cash and cash equivalents, end of period | $ 35,247 | $106,032 | $ 35,247 | $106,032 |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**1. Basis of Presentation**

The unaudited interim consolidated financial statements have been prepared following the accounting policies as set out in the Company's 2001 Annual Report, except as described in Note 2 (a).

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2001 annual consolidated financial statements as contained in the Company's 2001 Annual Report.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments which consist only of normal and recurring adjustments necessary to present fairly the financial position of the Company at January 31, 2002 and the results of operations and cash flows for the three month and six month periods ended January 31, 2002 and 2001.

**2. Accounting Changes**

(a) Effective August 1, 2001, the Company adopted the Canadian Institute of Chartered Accountants' new recommendations under Handbook Section 3062, "Goodwill and Other Intangible Assets" (CICA 3062). CICA 3062 requires the application of the non-amortization and impairment rules for existing goodwill and intangible assets, which meet the criteria for indefinite life. In accordance with CICA 3062, the Company has applied the recommendations prospectively, without restatement of any comparative periods.

Upon adoption of the new recommendations, the Company has ceased recording amortization of existing goodwill and has evaluated the specific goodwill attributable to reporting segments for impairment, determining that no impairment charge is currently required. The impact of applying the new recommendations for the six months ended January 31, 2002 was to increase net income attributable to Class A Subordinate Voting Shares and Class B Shares by approximately $0.9 million, representing the amount that would have been recorded as goodwill amortization for the period under the old rules.

(b) In fiscal 2001, the Company adopted the Canadian Institute of Chartered Accountants new recommendations under Handbook Section 3465, "Income Taxes", for the accounting and disclosure of income taxes.

These recommendations were adopted without restating the financial statements of any prior periods and the cumulative adjustment as a result of adopting the recommendations was recorded as a decrease in retained earnings of $3.9 million and an increase in future tax liabilities of $3.9 million.

(c) In fiscal 2001, the Company adopted the Canadian Institute of Chartered Accountants new recommendations under Handbook Section 3500, "Earnings Per Share", for the presentation and disclosure of basic and diluted earnings per share. The Company adopted the new recommendations retroactively, and accordingly, the presentation in the consolidated financial statements of the Company for the comparative periods presented were restated.

The retroactive impact of adopting the new recommendations on the three and six month periods ended January 31, 2002 was tp increase diluted earnings per Class A Subordinate Voting Share or Class B Share by $0.02 and $0.02 respectively, and to reduce the average number of diluted Class A Subordinate Voting and Class B Shares outstanding by 1.1 million for both periods.

3. **Business Acquisitions**

Effective December 31, 2001, the Company acquired an additional 30% interest in STT Technologies Inc. (STT) for nominal cash consideration, increasing the Company's ownership to 75%. Goodwill of $0.6 million was recorded on the transaction. Pursuant to agreements executed on the purchase, the only other remaining shareholder has the option to purchase an additional 25% equity ownership interest in STT from the Company at any time prior to August 1, 2004 at a formula price. While the option is outstanding, the Company and the other remaining shareholder each retain the right to nominate one of the two directors composing the STT board of directors.

4. **Segmented Information**

The Company currently operates in one industry segment, the automotive powertrain business, designing and manufacturing parts and assemblies primarily for the automotive OEMs or their Tier 1 powertrain component manufacturers.

The Company operates internationally and its manufacturing facilities are arranged geographically to match the requirements of the Company's customers in each market. Each manufacturing facility has the capability to offer many different powertrain parts and assemblies as the technological processes employed can be used to make many different parts and assemblies. Additionally, specific marketing and distribution strategies are required in each geographic region. The Company currently operates in four geographic segments of which only two are reportable segments. The accounting policies for the segments are the same as those described in Note 1 to the July 31, 2001 consolidated financial statements and intersegment sales are accounted for at prices which approximate fair value.

Executive management assesses the performance of each segment based on income before income taxes as the management of income tax expense is centralized.

| Three months ended January 31, 2002 | North American Automotive | European Automotive | Other Automotive | Total |
|---|---|---|---|---|
| | [Canadian dollars in thousands] | | | |
| Total Sales | $ 254,371 | $ 57,072 | $ 10,075 | $ 321,518 |
| Intersegment sales | 3,193 | 598 | - | 3,791 |
| Sales to external customers | $ 251,178 | $ 56,474 | $ 10,075 | $ 317,727 |
| Depreciation and amortization | $ 11,258 | $ 2,544 | $ 1,033 | $ 14,835 |
| Interest, net | $ 677 | $ 46 | $ 333 | $ 1,056 |
| Income before income taxes | $ 21,585 | $ 1,935 | $ 42 | $ 23,562 |
| Capital assets, net | $ 296,280 | $ 71,762 | $ 35,873 | $ 403,915 |
| Capital asset additions | $ 28,648 | $ 5,902 | $ 1,372 | $ 35,922 |
| Goodwill, net (Note 2 (a)) | $ 19,857 | $ 1,361 | $ - | $ 21,218 |

| Three months ended January 31, 2001 | North American Automotive | European Automotive | Other Automotive | Total |
|---|---|---|---|---|
| | [Canadian dollars in thousands] | | | |
| Total Sales | $ 218,200 | $ 53,727 | $ 12,740 | $ 284,667 |
| Intersegment sales | 1,664 | 711 | - | 2,375 |
| Sales to external customers | $ 216,536 | $ 53,016 | $ 12,740 | $ 282,292 |
| Depreciation and amortization | $ 9,742 | $ 2,186 | $ 1,058 | $ 12,986 |
| Interest, net | $ 24 | $ 26 | $ 483 | $ 533 |
| Income before income taxes | $ 22,117 | $ 4,703 | $ 936 | $ 27,756 |
| Capital assets, net | $ 228,489 | $ 60,043 | $ 35,348 | $ 323,880 |
| Capital asset additions | $ 25,265 | $ 3,208 | $ 250 | $ 28,723 |
| Goodwill, net (Note 2 (a)) | $ 18,241 | $ 1,533 | $ 128 | $ 19,902 |

| Six months ended January 31, 2002 | North American Automotive | European Automotive | Other Automotive | Total |
|---|---|---|---|---|
| | [Canadian dollars in thousands] | | | |
| Total Sales | $ 506,307 | $ 115,467 | $ 19,551 | $ 641,325 |
| Intersegment sales | 5,496 | 1,195 | - | 6,691 |
| Sales to external customers | $ 500,811 | $ 114,272 | $ 19,551 | $ 634,634 |
| Depreciation and amortization | $ 21,365 | $ 5,038 | $ 2,137 | $ 28,540 |
| Interest, net | $ 798 | $ 205 | $ 728 | $ 1,731 |
| Income before income taxes | $ 51,086 | $ 5,464 | $ (138) | $ 56,412 |
| Capital assets, net | $ 296,280 | $ 71,762 | $ 35,873 | $ 403,915 |
| Capital asset additions | $ 62,117 | $ 12,220 | $ 2,381 | $ 76,718 |
| Goodwill, net (Note 2 (a)) | $ 19,857 | $ 1,361 | $ 0 | $ 21,218 |

| Six months ended January 31, 2001 | North American Automotive | European Automotive | Other Automotive | Total |
|---|---|---|---|---|
| | [Canadian dollars in thousands] | | | |
| Total Sales | $ 462,274 | $ 102,975 | $ 24,004 | $ 589,253 |
| Intersegment sales | 3,590 | 1,264 | - | 4,854 |
| Sales to external customers | $ 458,684 | $ 101,711 | $ 24,004 | $ 584,399 |
| Depreciation and amortization | $ 18,635 | $ 4,248 | $ 2,298 | $ 25,181 |
| Interest, net | $ (517) | $ (166) | $ 1,050 | $ 367 |
| Income before income taxes | $ 53,222 | $ 8,883 | $ 1,967 | $ 64,072 |
| Capital assets, net | $ 228,489 | $ 60,043 | $ 35,348 | $ 323,880 |
| Capital asset additions | $ 39,402 | $ 5,785 | $ 494 | $ 45,681 |
| Goodwill, net | $ 18,241 | $ 1,533 | $ 128 | $ 19,902 |

**5. Capital Stock**

**Class and Series of Outstanding Securities**

The Company's share structure has remained consistent with that in place as at July 31, 2001. For details concerning the nature of the Company's securities, please refer to Note 10 "Capital Stock" of the Company's 2001 Annual Report.

**Options**

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options as at January 31, 2002 were exercised:

| | **Number of Shares** |
|---|---|
| Class A Subordinate Voting Shares outstanding as at January 31, 2002 | 15,173,379 |
| Class B Shares outstanding as at January 31, 2002 | 14,223,900 |
| Options to purchase Class A Subordinate Voting Shares | 1,302,400 |
| | 30,699,679 |

The maximum number of shares reserved to be issued for stock options is 3,000,000 Class A Subordinate Voting Shares. The number of reserved but unoptioned shares as at January 31, 2002 is 44,500.

**6. Related Party Transactions**

(a) As previously announced on December 11, 2001, the Company and Magna International Inc. (Magna) have agreed not to proceed with the proposed merger of the Company and the Magna Steyr Group at this time. The decision was based on Magna's announcement that the Magna Steyr Group had commenced negotiations with DaimlerChrysler concerning the acquisition of its Eurostar assembly facility. As a result, costs totaling $1.1 million (net of a $2.0 million recovery from Magna pursuant to the merger agreement between the Company and Magna) that had been incurred specifically for the merger transaction were expensed by the Company in the second quarter.

(b) During the quarter, the Company recorded a $1.3 million reimbursement of costs to Magna relating to various services provided to the Company and its operating divisions, including WAN infrastructure costs, apprenticeship management and other training costs in respect of calendar 2001, which were not previously provided for.